November 28, 2022

Filed via EDGAR

Alison T. White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Franklin Investors Securities Trust (“Registrant”), on behalf of the Franklin Adjustable U.S. Government Securities Fund (the “Fund”)

File Nos. 033-11444 and 811-04986

Dear Ms. White:

On behalf of the Fund, submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Brian Crowell on October 31, 2022 with regard to the preliminary proxy statement for the Fund that was filed on Schedule 14A with the Commission on October 27, 2022 (the “Proxy Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Proxy Statement.

            1.         Comment:  On the Notice of Special Meeting of Shareholders and proxy card, please more clearly describe Proposals 1 and 4 to include the entirety of the proposed investment goal and limitation.

            Response:  The Registrant respectively declines to revise the Notice of Special Meeting of Shareholders and proxy card to include the entirety of the proposed investment goal and limitation.  The Registrant believes that the level of detail provided in the Notice with respect to such proposals appropriately provides a clear and impartial identification of the matters to be voted on, in accordance with Rule 14a-16(d)(6) under the Securities Exchange Act of 1934, and that including the entire proposed investment goal and commodities limitation, without including the current investment goal and limitation, would lack context and impartiality. The Registrant, however, has revised the reference to the proxy card(s) to emphasize that shareholders should “read the proxy materials carefully.”  In addition to the reasons noted above, the Registrant further notes that the proxy card is limited in size and cannot accommodate the inclusion of the current and proposed investment goals and limitations, which the Registrant believes is required for appropriate context.

            2.         Comment:  In light of the Fund’s proposed name change, which would include the term “low duration,” please include:

•         the disclosure regarding the Fund’s anticipated portfolio duration in the Question & Answer section of the proxy statement;

U.S. Securities and Exchange Commission
November 28, 2022

            Response:  The Registrant has revised the disclosure accordingly.

•         disclosure in the proxy statement explaining what duration is; and

            Response:  The Registrant has revised the disclosure accordingly.

•         a discussion in the proxy statement of duration related risks in the context of the present interest rate and inflation environments.

            Response:  As noted above, the Registrant has revised the disclosure to explain that the longer a Fund’s average weighted portfolio duration, the greater the potential impact a change in interest rates will have on its share price.  The Registrant does not, however, believe it is necessary to include additional disclosure regarding the present interest rate and inflation environments because the Fund’s duration is not anticipated to significantly change.  The Registrant believes including such disclosure may inappropriately emphasize the information in comparison to the disclosure regarding changes that are more relevant to the proposal (e.g., the Fund’s increased exposure to fixed-income securities and derivatives).

Please do not hesitate to contact Brian Crowell at (215) 564-8082 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Steven J. Gray

Steven J. Gray

Co-Secretary and Vice President